                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended . . . . . . . . . . . . . . . March 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from . . . . . . . . . to . . . . . . . . .
          Commission file number . . . . . . . . . . . . . . . . . . . . . . .

          A. UNITED DEFENSE, L.P. YORK PLAN
               (Full title of the Plan)

          B. FMC CORPORATION
             200 East Randolph Drive, Chicago, Illinois  60601
                     (Name and Address of Issuer)

SIGNATURES
----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          UNITED DEFENSE, L.P. YORK PLAN

                                          By /s/ J. Paul McGrath
                                             -------------------
                                          J. P. McGrath
                                          Senior Vice President, General Counsel
                                          and Secretary
                                          FMC Corporation
                                          (Plan Administrator)
 Dated: October 1, 1997

                         Independent Auditors' Report

The Board of Directors
The Employee Welfare Benefits Plan
 Committee of FMC Corporation:

We have audited the accompanying Statements of Financial Position of United Defense, L.P. York Plan (Plan) as of March 31, 1997 and 1996, and the related Statements of Earnings and Changes in Plan Equity for the years ended March 31, 1997 and 1996, and the period from January 1, 1995 through March 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of March 31, 1997 and 1996 and the results of its operations and the changes in its plan equity for the years ended March 31, 1997 and 1996 and the period from January 1,1995 through March 31, 1995 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP
    Chicago, Illinois
September 24, 1997

UNITED DEFENSE, L.P. YORK PLAN

Statements of Financial Position

March 31, 1997 and 1996

===================================================================================================
                                                                           1997           1996
---------------------------------------------------------------------------------------------------
Assets:
  Investment in the FMC Corporation Salaried                          $ 18,507,407     17,528,414
    Employees' Master Trust (notes 2 and 3)
---------------------------------------------------------------------------------------------------

Total plan equity                                                     $ 18,507,407     17,528,414
===================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P. YORK PLAN

Statement of Earnings and Changes in Plan Equity

Year ended March 31, 1997

========================================================================================================================

                                                                         FMC         Fixed                       Harsco
                                                        Combined        Stock        Income        Equity        Stock
                                                        Balance         Fund          Fund          Fund         Fund
------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Net investment income from the
     FMC Corporation Salaried
     Employees' Master Trust:
       Dividends                                      $   349,765          -             -         30,793        318,972
       Interest                                            93,420          271        89,622          390          3,137
       Realized and unrealized
         gains (losses), net                              919,257     (330,320)       (7,786)     120,693      1,136,670
------------------------------------------------------------------------------------------------------------------------

Total investment income (loss)                          1,362,442     (330,049)       81,836      151,876      1,458,779
------------------------------------------------------------------------------------------------------------------------

Contributions and deposits:
 Participating employees                                1,083,739      258,968       119,122      344,278        361,371
 Employer                                                 363,526      363,526           -            -              -
------------------------------------------------------------------------------------------------------------------------

Total contributions and deposits                        1,447,265      622,494       119,122      344,278        361,371
------------------------------------------------------------------------------------------------------------------------

Total additions                                         2,809,707      292,445       200,958      496,154      1,820,150
------------------------------------------------------------------------------------------------------------------------

Deductions from net assets
 attributed to:
     Employees' withdrawals from the plan              (1,827,533)     (67,998)     (201,289)    (107,336)    (1,450,910)
     Fund transfers                                           -         (4,511)       26,924       (9,251)       (13,162)
     Expenses                                              (3,161)         -          (3,161)         -              -
     Rollovers                                                (20)         -           1,370       (1,390)           -
------------------------------------------------------------------------------------------------------------------------

Total deductions                                       (1,830,714)     (72,509)     (176,156)    (117,977)    (1,464,072)
------------------------------------------------------------------------------------------------------------------------

Net increase                                              978,993      219,936        24,802      378,177        356,078
Plan equity, beginning of year                         17,528,414    1,359,069     1,131,372      833,934     14,204,039
------------------------------------------------------------------------------------------------------------------------

Plan equity, end of year                              $18,507,407    1,579,005     1,156,174    1,212,111     14,560,117
========================================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P. YORK PLAN

Statement of Earnings and Changes in Plan Equity

Year ended March 31, 1996

========================================================================================================================

                                                                      FMC           Fixed                      Harsco
                                                    Combined         Stock          Income        Equity       Stock
                                                    Balance          Fund            Fund          Fund        Fund
------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Net investment income from the
     FMC Corporation Salaried
     Employees' Master Trust:
       Dividends                                  $   386,915            -              -          52,804       334,111
       Interest                                       101,240            126         98,925           130         2,059
       Realized and unrealized
         gains (losses), net                        5,295,525        188,093        (15,679)      140,978     4,982,133
------------------------------------------------------------------------------------------------------------------------

Total investment income                             5,783,680        188,219         83,246       193,912     5,318,303
------------------------------------------------------------------------------------------------------------------------

Contributions and deposits:
 Participating employees                            1,032,677        200,315        173,029       180,655       478,678
 Employer                                             415,315        415,315            -             -             -
------------------------------------------------------------------------------------------------------------------------

Total contributions and deposits                    1,447,992        615,630        173,029       180,655       478,678
------------------------------------------------------------------------------------------------------------------------

Total additions                                     7,231,672        803,849        256,275       374,567     5,796,981
------------------------------------------------------------------------------------------------------------------------

Deductions from net assets
 attributed to:
     Employees' withdrawals from the plan          (3,539,400)       (73,518)      (606,377)      (77,345)   (2,782,160)
------------------------------------------------------------------------------------------------------------------------

Total deductions                                   (3,539,400)       (73,518)      (606,377)      (77,345)   (2,782,160)
------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                             3,692,272        730,331       (350,102)      297,222     3,014,821
Plan equity, beginning of period                   13,836,142        628,738      1,481,474       536,712    11,189,218
------------------------------------------------------------------------------------------------------------------------

Plan equity, end of period                        $17,528,414      1,359,069      1,131,372       833,934    14,204,039
========================================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P. YORK PLAN

Statement of Earnings and Changes in Plan Equity

For the period from January 1, 1995 through March 31, 1995

========================================================================================================================

                                                                       FMC          Fixed                       Harsco
                                                      Combined        Stock         Income         Equity       Stock
                                                      Balance         Fund           Fund           Fund        Fund
------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Net investment income from the
     FMC Corporation Salaried
     Employees' Master Trust:
       Dividends                                  $    87,481            -              -             688        86,793
       Interest                                        36,677             33         34,078           495         2,071
       Realized and unrealized
         gains (losses), net                          863,321         21,734         (5,222)       98,289       748,520
------------------------------------------------------------------------------------------------------------------------

Total investment income                               987,479         21,767         28,856        99,472       837,384
------------------------------------------------------------------------------------------------------------------------

Contributions and deposits:
 Participating employees                              336,669         52,283         62,186        70,274       151,926
 Employer                                             150,948        112,336            -             -          38,612
 Rollovers                                         12,622,003        447,616      1,455,895       400,098    10,318,394
------------------------------------------------------------------------------------------------------------------------

Total contributions and deposits                   13,109,620        612,235      1,518,081       470,372    10,508,932
------------------------------------------------------------------------------------------------------------------------

Total additions                                    14,097,099        634,002      1,546,937       569,844    11,346,316
------------------------------------------------------------------------------------------------------------------------

Deductions from net assets
 attributed to:
     Employees' withdrawals from the plan            (260,940)        (5,264)       (65,446)      (33,132)     (157,098)
     Expenses                                             (17)           -              (17)          -             -
------------------------------------------------------------------------------------------------------------------------

Total deductions                                     (260,957)        (5,264)       (65,463)      (33,132)     (157,098)
------------------------------------------------------------------------------------------------------------------------

Net increase                                       13,836,142        628,738      1,481,474       536,712    11,189,218

Plan equity, beginning of period                          -              -              -             -             -

------------------------------------------------------------------------------------------------------------------------

Plan equity, end of period                        $13,836,142        628,738      1,481,474       536,712    11,189,218
========================================================================================================================

See accompanying notes to financial statements.

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

March 31, 1997 and 1996

================================================================================

(1)  Description of the Plan

     The following description of the United Defense, L.P. York Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified salary-reduction plan established on January 1, 1995 under Section 401(k) of the Internal Revenue Code, which covers employees of United Defense, L.P. (the Company) who are employees covered by a collective bargaining unit (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     United Defense, L.P. is a 60% owned joint venture of FMC Corporation (the Parent Company). The remaining 40% is owned by Harsco Corporation.

     (b)  Contributions

     Participants may currently elect to have their annual compensation reduced by up to $9,500, subject to adjustments to reflect changes in the cost of living, but not by more than 16% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pre-tax basis. Participants may also elect to make after-tax contributions, either as an alternative to pre-tax contributions, or in addition to the maximum pre-tax contributions of $9,500 (but not more than 16% of their total compensation in the aggregate). The Company makes matching contributions of 50% of the portion of those contributions not in excess of 6% of each participant's compensation (Basic Contribution), regardless of the $9,500 limit on pre-tax contributions.

     (c)  Trust Agreement

     Effective January 1, 1995, the Parent Company and Harris Trust and Savings Bank (the Trustee) established the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the Plan's trust, the trust associated with the FMC Employees' Thrift and Stock Purchase Plan, and of a trust associated with the United Defense, L.P., Salaried Employees' Plan. Upon establishment of the Master Trust, the net assets of the three trusts were transferred to the Master Trust. On July 1, 1996, the net assets were transferred to Citibank, N.A. (Citibank) as a result of Citibank's purchase of Harris Trust and Saving Bank's Master Trust Division.

     (d)  Investment of Funds

     Within the Master Trust, the Trustee has established an FMC Stock Fund, a Fixed Income Fund, an Equity Fund, and a Harsco Stock Fund. The FMC Stock Fund consists of shares of the common stock of the Parent Company. The Fixed Income Fund consists of investments in contracts with banks and insurance companies, which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. The Fixed Income Fund is authorized to include (1) securities issued or guaranteed by the U.S. government, or any of its agencies or instrumentalities; and (2) short-term, interest-bearing debt obligations pending investment in guaranteed income contracts or government securities. The Equity Fund consists of shares of mutual funds registered under the Investment Company Act of 1940. The Harsco Stock Fund consists of common shares of Harsco Corporation, and was not available as an investment election of the Parent Company's plan included in the Master Trust (See note 2(e)).

                                                                     (Continued)

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

================================================================================

     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund, and credited to the respective accounts of the employees participating in the Plan. All employees contributing to the Plan are entitled to elect to have the Trustee invest their contributions in 25% increments in: (i) the FMC Stock Fund, (ii) the Fixed Income Fund, (iii) the Equity Fund, or (iv) the Harsco Stock Fund. A participant's investment election may be changed prospectively for any Plan year. In addition, a participant who has attained age 55 may elect to have all or part (in increments of 25%) of the accumulated balance of his or her FMC Stock, Fixed Income, Harsco Stock, and Equity Funds attributable to his or her contributions transferred among those funds.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

     (f)  Payment of Benefits

     On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump-sum distribution equal to the value of his or her account. Participants age 55 or older or whose accounts are valued at not less than $3,500 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a 10-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of the participant's employment, the unvested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan, and constitute a charge upon the respective investment funds or upon an individual participant's account as provided in the Plan.

     (h)  Withdrawals

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan and Master Trust.

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

                                                                     (Continued)

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

================================================================================

     (b)  Investments

     Security transactions are recorded in the financial statements on a settlement date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies, which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value.

     (d)  Participant's Equity

     For financial statement purposes, the cost per share of FMC Corporation common stock is stated at the price paid by the Trustee on a national securities exchange. In computing individual participant's equity for tax purposes, the cost per share of FMC Corporation common stock is determined by (i) the price paid by the Trustee on a national securities exchange or
     (ii) the price paid per share of FMC Corporation common stock reacquired from a withdrawing participant electing a cash withdrawal.

     (e)  Basis of Allocation of Master Trust
            Net Assets and Net Income

     The trusts participating in the Master Trust have an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses, and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retain an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage is adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end is used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month. At March 31, 1997 and 1996, the Plan's (and its trust's) interests in the net assets of the Master Trust were approximately 2%, which included investments in the following funds:

================================================================================

                                                       March 31
                                                       --------
                                               1997                1996
                                               ----                ----
     FMC Stock Fund                         $ 1,579,005          1,359,069
     Fixed Income Fund                        1,156,174          1,131,372
     Equity Funds                             1,212,111            833,934
     Harsco Stock Fund                       14,560,117         14,204,039
--------------------------------------------------------------------------------

                                            $18,507,407         17,528,414
================================================================================

     (f)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

                                                                     (Continued)

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

================================================================================

(3)  Master Trust Investments

     The following tables present the cost and fair value of investments for the Master Trust at March 31, 1997 and 1996. All individual investments greater than 5% of Plan assets are separately identified:

================================================================================

                                                               March 31, 1997
                                           Number of         -------------------
                                            shares            Market      Cost
--------------------------------------------------------------------------------
                                                               (in thousands)
     Investments at fair value as
       determined by quoted
       market prices:
         FMC common stock                  7,551,260         $462,515     87,877
         Harsco common stock               1,128,242           41,039     16,673
--------------------------------------------------------------------------------

                                                              503,554    104,550
     FNMA bonds                                                49,127     49,392
--------------------------------------------------------------------------------

                                                              552,681    153,942
--------------------------------------------------------------------------------

     Investments at estimated fair value:
         Mutual funds                                          75,310     53,157
         Cash                                                  12,517     12,517
--------------------------------------------------------------------------------

                                                               87,827     65,674
     Investments at contract value--
       fixed rate insurance contracts                         175,628    186,725
--------------------------------------------------------------------------------

                                                             $816,136    406,341
================================================================================

                                                                     (Continued)

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

================================================================================

                                                               March 31, 1996
                                           Number of         -------------------
                                            shares            Market      Cost
--------------------------------------------------------------------------------
                                                               (in thousands)
     Investments at fair value as
       determined by quoted
       market prices:
         FMC common stock                  7,636,816         $573,716     78,164
         Harsco common stock                 572,730           37,943     16,551
--------------------------------------------------------------------------------

                                                              611,659     94,715

     FNMA bonds                                                49,427     49,392
--------------------------------------------------------------------------------

                                                              661,086    144,107
--------------------------------------------------------------------------------

     Investments at estimated fair value:
         Mutual funds                                          58,820     41,798
         Cash                                                     419        419
--------------------------------------------------------------------------------

                                                               59,239     42,217
--------------------------------------------------------------------------------

     Investments at contract value--
       fixed rate insurance contracts                         184,717    184,717
--------------------------------------------------------------------------------

                                                             $905,042    371,041
================================================================================

                                                                     (Continued)

UNITED DEFENSE, L.P. YORK PLAN

Notes to Financial Statements

================================================================================

     Investment income for the Master Trust was as follows for the years ended March 31, 1997 and 1996 and the period from January 1, 1995 through March 31, 1995:

==================================================================================================
                                                                                   The period from
                                                                                   January 1, 1995
                                                   Year ended       Year ended         through
                                                 March 31, 1997   March 31, 1996   March 31, 1995
--------------------------------------------------------------------------------------------------
                                                                  (in thousands)
     Investment income:
       Net appreciation (depreciation) in fair
         value of investments:
           FMC Corporation common stock          $    (111,194)         104,906             19,361
           Harsco common stock                           3,177           12,668              1,761
           Mutual funds                                  8,663           10,868              4,002
           FNMA bonds                                   (1,548)          (2,867)                --
--------------------------------------------------------------------------------------------------

                                                      (100,902)         125,575             25,124

     Interest                                           18,733           19,597              5,156
     Dividends                                           2,975            4,754                228

--------------------------------------------------------------------------------------------------

                                                 $     (79,194)         149,926             30,508
==================================================================================================

(4)  Income Taxes

     The Plan has applied for, but has not yet received, a favorable determination letter from the Internal Revenue Service as to the Plan's qualification. The plan administrator is confident that the Plan is qualified under Section 401(a) of the Internal Revenue Code(Code) and therefore, the related trust is exempt from tax under Section 501(a) of the Code.

     The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

EXHIBIT INDEX

EXHIBIT TABLE      DESCRIPTION
-------------      -----------
10.1               United Defense, L.P. York Plan (incorporated by reference
                   from Exhibits 4.8 and 4.9 to the Registration Statement on
                   Form S-8 filed on October 1, 1997).


10.2 FMC Corporation Salaried Employees' Master Trust Agreement effective January 1, 1995 (incorporated by reference from Exhibit 10.3 to the Form 11-K filed on October 12, 1995).


10.3               Amendment to FMC Salaried Employees' Master Trust dated
                   April 20, 1995 and effective January 1, 1995 (incorporated by reference from Exhibit 10.4 to the Form 11-K filed on October 12, 1995).


23                 Consent of KPMG Peat Marwick LLP